March 27, 2025

Joseph Naggar
Chief Executive Officer
Republic Digital Acquisition Company
149 5th Ave, 10th Floor
New York, NY 10010

       Re: Republic Digital Acquisition Company
           Registration Statement on Form S-1
           Filed February 28, 2025
           File No. 333-285386
Dear Joseph Naggar:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We refer to your disclosure here that the conversion of Class B ordinary shares may result in material dilution to your public shareholders due to anti-dilution rights of the
       Class B ordinary shares. Please revise to clarify that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering, as you explain elsewhere. Please also disclose the number of founder shares to be issued to your independent directors on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.
 March 27, 2025
Page 2
Summary
Sponsor Information, page 11

2. Please revise the table to also discuss the founder shares to be received by your directors, as you mention that each director will receive such shares. Refer to Item
       1602(b)(6) of Regulation S-K.
3. Please include a discussion of the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. In that regard, we note your reference on page 115 to your management team and their prior SPACs. Please refer to Item 1603(a)(3) of
       Regulation S-K.
We may not be able to complete an initial business combination because such initial business combination may be subject to..., page 64

4. Please revise to clarify whether any members of the sponsor are, or have substantial ties with, a non-U.S. person, and if so, please expand this risk factor to
       discuss this information.
Underwriting, page 187

5. We note your disclosure on page 23 that the private placement warrants to be purchased by Cantor Fitzgerald & Co. are deemed by FINRA to be underwriters'
       compensation. Please revise to include the private placement warrants in tabular format in the underwriter's compensation section. Refer to Item 508(e) of Regulation
       S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.